Exhibit 12.1

AXIS CAPITAL HOLDINGS LIMITED

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,	Years ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings: income before income taxes	$557,416	$550,528	$61,538	$895,403	$539,861	$407,485
Add: fixed charges	52,587	67,898	66,185	58,010	34,061	33,784

Earnings for computation	$610,003	$618,426	$127,723	$953,413	$573,922	$441,269

Assumed interest component of rent expense(1)	$8,281	$8,849	$7,163	$5,798	$4,860	$4,583
Interest expense	44,306	59,049	59,022	52,212	29,201	29,201

Total fixed charges	$52,587	$67,898	$66,185	$58,010	$34,061	$33,784

Ratio of earnings to fixed charges	11.6	9.1	1.9	16.4	16.8	13.1

Preferred share dividends(2)	$30,452	$38,228	$36,875	$36,875	$36,875	$36,875

Total fixed charges and preferred share dividends	$83,039	$106,126	$103,060	$94,885	$70,936	$70,659

Ratio of earnings to fixed charges and preferred share dividends	7.3	5.8	1.2	10.0	8.1	6.2

(1)	33.3% represents a reasonable approximation of the interest factor.
(2)	Dividends have been tax effected at a 0% rate because it is presumed they will be funded from a Bermuda entity.